EXHIBIT 4.1

FIRST AMENDMENT TO

SENIOR SECURED CONVERTIBLE PROMISSORY NOTE

This First Amendment (this “Amendment”) to that certain Senior Secured Convertible Promissory Note, dated as of September 28, 2023 (the “Note”), between Ainos, Inc., a Texas corporation (the “Company”), and Lind Global Fund II L.P., a Delaware limited partnership (the “Investor”), issued pursuant to that certain Securities Purchase Agreement, dated as of September 25, 2023 (as amended and in effect from time to time, the “Purchase Agreement”), by and between the Company and the Investor, is made and entered into as of January 23, 2024, by and between the Company and the Investor. Capitalized terms used but not defined herein shall have the meanings given to them in the Purchase Agreement.

WHEREAS, the Investor has agreed to provide additional funding to the Company pursuant to Sections 2.1(b) and (c) of the Purchase Agreement; and

WHEREAS, in connection with such additional funding, the parties desire to amend the Note as set forth herein; and

WHEREAS, pursuant to Section 5.7 of the Note, each of the Company and the Investor may amend the Note in a written instrument signed by the Company and the Investor.

NOW THEREFORE, in consideration of the premises and covenants set forth herein and in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree, pursuant to Section 5.7 of the Note, to amend the Note as follows:

1. Subsequent Closing. The Company and the Investor shall conduct an additional closing, pursuant to Sections 2.1(b) and (c) of the Purchase Agreement, for an aggregate Increased Funding Amount of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000). The Increased Funding Amount will be payable as (a) Eight Hundred Seventy-Five Thousand Dollars ($875,000), less the Commitment Fee, as of the execution date of this Amendment, and (b) Eight Hundred Seventy-Five Thousand Dollars ($875,000), less the Commitment Fee, within five (5) Business Days following the Company providing written confirmation to the Investor that the Registration Statement covering the additional shares of Common Stock issuable under the Note (as discussed in Section 7 hereof) for the conversion of the Increased Funding Amount has been filed with the SEC and declared effective and that there is no ongoing Event of Default or that no Event of Default will occur as a result of such additional funding; provided, that for purposes of this provision, Section 2.1(s) of the Note shall be considered to be in effect notwithstanding the 90-day grace period included therein.

2. Definition of “Principal Amount” in Note. The definition of “Principal Amount” in the Note is hereby restated to be “Four Million Two Hundred Thirty-Five Thousand Dollars ($4,235,000)”.

3. Definition of “Maturity Date” in Note. The definition of “Maturity Date” in the Note is hereby restated to be March 28, 2025, provided, that the Company may extend such date to July 28, 2025”.

4. Extension of Maturity Date; Restatement of Section 1.3 of the Note. Section 1.3 of the Note is hereby restated to read:

In the event the Company exercises its right to extend the Maturity Date, for each month of extension, the Principal Amount in the Note shall be increased by one percent (1%) of the Principal Amount outstanding upon the date of the notice of extension, up to a maximum amount of four percent (4%).

5. Restatement of Section 2.1(s) of the Note. Section 2.1(s) of the Note is hereby restated to read:

(s) the Company’s Market Capitalization is below $7 million for ten (10) consecutive days, provided, that this Section 2.1(s) shall not become effective until ninety (90) days subsequent to January 23, 2024; or

6. Issuance of Warrant for Additional Closing. In connection with this Amendment and the additional Closing contemplated hereunder, the Company shall issue to the Investor a new Warrant to purchase 1,021,400 fully paid and non-assessable shares of Common Stock at an exercise price of $2.16 per share, on the same form as the form of Warrant attached as Exhibit C to the Purchase Agreement.

7. Conditions to Effectiveness. This Amendment shall be effective as of the date first written above upon the receipt by the Investor of this Amendment, duly executed and delivered by the Investor and the Company.

8. Registration. Within ninety (90) days of this Amendment, the Company shall file a Registration Statement covering the additional Conversion Shares under the Note, as well as any additional Investor Shares reasonably requested by the Investor. Such Registration Statement shall be filed pursuant to Section 9 of the Purchase Agreement and shall be governed by same.

9. Continued Validity of Purchase Agreement. Except as specifically amended hereby, the Purchase Agreement shall remain in full force and effect and all of the rights and obligations of each of the Investor and the Company under the Purchase Agreement are affirmed. In the event of a conflict between this Amendment and the Purchase Agreement, this Amendment shall control. All references in the Purchase Agreement or any Transaction Document shall hereafter refer to the Purchase Agreement as amended hereby. This Amendment shall be a Transaction Document for all purposes under the Purchase Agreement.

10. Fees and Expenses. On the effective date of this Amendment, the Company shall reimburse the Investor up to $10,000 for the reasonable and documented due diligence costs and fees and disbursements of Morgan, Lewis & Bockius LLP in connection with the preparation of the Amendment and the review of the Registration Statement, it being understood that Morgan, Lewis & Bockius LLP has not rendered any legal advice to the Company in connection with the transactions contemplated hereby and that the Company has relied for such matters on the advice of its own counsel. Such reimbursement shall be offset against the funding of the Increased Funding Amount as contemplated in Section 1. Except as specified above, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents, including this Amendment.

11. Governing Law; Dispute Resolution. This Amendment shall be governed by and construed in accordance with the Laws of the State of Delaware, without reference to principles of conflict of laws or choice of laws.

12. Counterparts. This Amendment may be executed in two or more counterparts (including facsimile or “pdf” counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In proving this Amendment it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought. Each party hereto hereby agrees that this Amendment and any other document to be delivered in connection herewith may be electronically signed, and that any electronic signatures appearing on this Amendment or such other documents are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

COMPANY:		INVESTOR:
AINOS, INC.		LIND GLOBAL FUND II L.P.

By:	/s/ Chun-Hsien Tsai	By:	/s/ Jeff Easton
Name:	Chun-Hsien Tsai	Name:	Jeff Easton
Title:	Chief Executive Officer	Title:	Managing Member of Lind Global Partners II LLC, General Partner